A 3/24

06008556

AB 3/22/06 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davy Securities Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

49 Dawson Street
(No. and Street)

Dublin 2 Ireland
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

Georges Quay, Dublin 2 Ireland
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PHILIP QUIGLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davy Securities Limited, as of 31st December, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Financial & Operations Principal
Title

[signature]
Notary Public

Andrew F. Smyth
21, Clare Street,
Dublin 2, Ireland.
Notary Public.
[illegible]

[redacted]

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Davy Securities Limited

Statement of Financial Condition

December 31, 2005

CONTENTS **Page**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
P.O. Box 1283
George's Quay
Dublin 2
Ireland
Telephone +353 (0) 1 678 9999
Facsimile +353 (0) 1 704 8600
www.pwc.com/ie

Report of Independent Auditors

To the Board of Directors and shareholders of Davy Securities Limited

In our opinion, the accompanying statement of financial condition, presents fairly, in all material respects, the financial position of Davy Securities Limited (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers

February 27, 2006

Financial Statement 2005

Assets		
Cash and cash equivalents	$	512,322
Other assets		18,013
Total assets	$	530,335
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliate		197,635
Total liabilities	$	197,635
Stockholder's equity:		
Common stock: €1 par value; authorized 1,000,000 shares; 400,000 shares issued and outstanding		511,168
Accumulated other comprehensive income		(30,077)
Accumulated deficit		(148,391)
Total stockholder's equity		332,700
Total liabilities and stockholder's equity	$	530,335

NOTES TO THE FINANCIAL STATEMENT

1 Organization and Description of the Business

Davy Securities Limited had not yet commenced to trade as at 31 December 2005. The company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its business will largely encompass the execution, as agent only, of transactions in foreign (from a U.S. perspective) equities, which are listed primarily on the London and/or Irish stock exchange and foreign fixed income securities. The company will execute all client orders for foreign securities with J & E Davy (trading as Davy), an affiliated foreign broker-dealer (member of the Irish Stock Exchange "ISE" and the London Stock Exchange "LSE" and is authorised by the Financial Regulator under the Stock Exchange Act 1995). J & E Davy will report these executed trades to the relevant stock exchange.

Transactions in U.S. securities will typically be limited to ADRs listed on the NYSE or NASDAQ markets. For such transactions, Davy Securities will execute the client order with J & E Davy who will in turn execute the order with a member of the relevant stock exchange or a market maker.

Davy Securities Limited is a wholly owned subsidiary of J & E Davy Holdings Limited. The ultimate holding company is the Governor and Company of Bank of Ireland. J & E Davy Holdings Limited and the Governor and Company of Bank of Ireland are both incorporated in Ireland. The Governor and Company of the Bank of Ireland has provided a guarantee to the company under Section 17 of the Companies Amendment Act 1986.

2 Summary of Significant Accounting Policies

Basis of presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currencies

The company's functional currency is the euro. Monetary assets and liabilities denominated in foreign currencies are translated into euros using exchange rates prevailing at the end of the year. Non-monetary assets and liabilities denominated in foreign currencies are translated into euros using historical exchange rates. Foreign currency translation gains and losses arising from transactions and balances denominated in foreign currencies are recorded in the Statement of Operations.

For presentation purposes, the financial statements have been translated from the functional currency, euros, into U.S. dollars. Assets and liabilities are translated into dollars using exchange rates prevailing at the end of the year (1 dollar = 0.844 euros). Stockholder's equity balances have been translated into dollars using historical exchange rates. Revenues and expenses are translated into dollars using the average rate during the year (1 dollar = 0.805 euros). Adjustments arising from translation into the presentation currency, U.S. dollars, are recognised in Other comprehensive income, a component of Stockholder's equity the currency translation account within Stockholder's equity.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," ("SFAS 109"). The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. The Company records a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

NOTES TO THE FINANCIAL STATEMENT

3. Cash and Cash Equivalents

Cash and cash equivalents aggregating $512,322 consist of cash. The company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

4 Commitments and Contingent Liabilities

There were no commitments or contingent liabilities at year end.

5 Related Party Transactions

All direct expenses are paid by J & E Davy and recharged through the inter-company account.

6 Net Capital Requirement

As a registered broker-dealer and a NASD member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items in the reserve computation.

At December 31, 2005, the Company had net capital of $314,687, which was $64,687 in excess of its required net capital of $250,000.

At December 31, 2005 the ratio of aggregate indebtedness to net capital is 0.63 to 1.